                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                 SCHEDULE 13G


           INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 16)




                             Nordson Corporation
- -----------------------------------------------------------------------------
                               (Name of Issuer)



                       Common Shares without par value
- -----------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 655663 10 2
- -----------------------------------------------------------------------------
                                (CUSIP Number)




Check the following box if a fee is being paid with this statement /  /.
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)







                              Page 1 of 4 Pages
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
       CUSIP NO. 655663 10 2                    13G                         Page 2 OF 4  Pages

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       EVAN W. NORD

   2   CHECK THE APPROPRIATE BOX IF A
       MEMBER OF A GROUP
                                                 Not Applicable        (a)   /  /

                                                                       (b)   /  /
   3   SEC USE ONLY

   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

                                             5   SOLE VOTING POWER:         868,609

                    Number of
                      Shares                 6   SHARED VOTING
                   Beneficially                  POWER:                   1,868,838
                     Owned By
                  Each Reporting             7   SOLE DISPOSITIVE
                   Person With                   POWER:                     868,609

                                             8   SHARED
                                                 DISPOSITIVE POWER:       1,868,838


   9   AGGREGATE AMOUNT BENEFICIALLY OWNED
       BY EACH REPORTING PERSON

                      2,737,447

  10   CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (9) EXCLUDES CERTAIN SHARES    /  /

                  Not Applicable

  11   PERCENT OF CLASS REPRESENTED BY
       AMOUNT IN ROW 9

                      14.91%

  12   TYPE OF REPORTING PERSON

                        IN

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                                                           Page 3 of 4 Pages

                                  SCHEDULE 13G


ITEM 1 (a).  NAME OF ISSUER:

Nordson Corporation
- -----------------------------------------------------------------------------


ITEM 1 (b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

28601 Clemens Road
- -----------------------------------------------------------------------------
Westlake, Ohio 44145
- -----------------------------------------------------------------------------


ITEM 2 (a).  NAME OF PERSON FILING:

Evan W. Nord
- -----------------------------------------------------------------------------


ITEM 2 (b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

555 Jackson Street
- -----------------------------------------------------------------------------
Amherst, Ohio 44001
- -----------------------------------------------------------------------------


ITEM 2 (c).  CITIZENSHIP:

United States
- -----------------------------------------------------------------------------


ITEM 2 (d).  TITLE OF CLASS OF SECURITIES:

Common Shares without par value
- -----------------------------------------------------------------------------


ITEM 2 (e).  CUSIP NUMBER:

655663 10 2
- -----------------------------------------------------------------------------


ITEM 3.         Rules 13d-1(b), and 13d-2 (b): not applicable
                ---------------------------------------------
ITEM 4.  OWNERSHIP:

 (a)  Amount beneficially owned:                        2,737,447 shares
                                                      ---------------------
 (b)  Percent of class:                                       14.91%
                                                      ---------------------
 (c)  Number of shares as to which such person has:

     (i) Sole power to vote or to direct the vote:                   868,609
                                                                   ---------
    (ii) Shared power to vote or to direct the vote:               1,868,838
                                                                   ---------
   (iii) Sole power to dispose or to direct the disposition of:      868,609
                                                                   ---------
    (iv) Shared power to dispose or to direct the  disposition of: 1,868,838
                                                                   ---------

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not Applicable
          --------------


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                                                       Page 4 of 4 pages

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
          PERSON:

                Evan W. Nord and his brother, Eric T. Nord, hold 1,022,780 of the Common Shares covered by this Schedule as testamentary trustees under the will of Walter G. Nord, the founder of Nordson Corporation. Evan W. Nord and Eric T. Nord are entitled for their lifetimes to receive the net income, and may receive discretionary distributions of principal, from 762,120 and 240,660 shares, respectively. Upon their deaths, each has a limited power of appointment over the trust property held for his benefit and, in default of appointment, the trust property would be apportioned among his lineal descendants and subsequently held in trust for their benefit. Evan W. Nord and Eric T. Nord may be deemed to have shared voting power and shared investment power with respect to all of these shares.

                Evan W. Nord, Eric T. Nord and William D. Ginn hold 366,058 of the Common Shares covered by this Schedule as trustees of The Nord Family Foundation and may be deemed to have shared voting power and shared investment power with respect to all of these shares.

                Evan W. Nord holds 500,000 of the Common Shares covered by this Schedule as trust advisor of the Cynthia W. Nord Charitable
          Remainder Unitrust and may be deemed to have shared voting power with respect to all of these sharers.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
          PARENT HOLDING COMPANY:

          Not Applicable
          --------------

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
          GROUP:

          Not Applicable
          --------------

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable
          --------------

ITEM 10.  CERTIFICATION:

          Not Applicable
          --------------

SIGNATURE. After reasonable inquiry and to the best of my knowledge and belief,
           I certify that the information set forth in this statement is true, complete and correct.

                                               /s/ Evan W. Nord
                                             ----------------------------
                                                  Evan W. Nord

January   , 1995